UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 10, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated October 10, 2013 entitled:

“NXP Welcomes Two New Non-Executive Directors”

Exhibits

1.	Press release dated October 10, 2013 entitled: “NXP Welcomes Two New Non-Executive Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 10 th day of October 2013.

NXP Semiconductors N.V.

/s/ R.L. Clemmer
Name: R.L. Clemmer
Title: Authorized Signatory

Exhibit 1

Business / Corporate News

NXP Welcomes Two New Non-Executive Directors

Dr. Marion Helmes and Julie Southern to join Board of Directors

Eindhoven, Netherlands, October 10th 2013 — NXP Semiconductors N.V. (“NXP”) (NASDAQ: NXPI) announced that today’s Extraordinary General Meeting of Shareholders resolved to appoint Dr. Marion Helmes and Julie Southern as non-executive directors in its Board of Directors. Both Dr. Helms and Ms. Southern will also be members of the Board’s Audit Committee.

“In the spirit of diversity of thought we are pleased to find two new competent directors,” said Rick Clemmer, President and CEO of NXP.

Dr. Helmes is Chief Financial Officer (CFO) and speaker of the management board of pharmaceutical company Celesio AG. Prior to joining Celesio, Dr. Helmes was CFO of Q-Cells SE and held various management roles at ThyssenKrupp AG. Ms. Southern is a former CFO and Chief Commercial Officer of Virgin Atlantic Ltd., the UK’s second largest long-haul airline; prior to that, she was chartered accountant at Price Waterhouse.

“I am excited to be able to welcome Dr. Marion Helmes and Julie Southern as independent non-executive directors,” said Sir Peter Bonfield, Chairman of the Board of Directors of NXP. “Both bring a tremendous amount of expertise and experience to our Board of Directors. In addition, their appointments will increase the independence of our board.”

Vikram Bhatia, who was originally nominated to the Board by the Philips UK Pension Fund (“PPTL”) in May 2011, has resigned as of today as non-executive director in view of the decreased shareholding of PPTL. “I am very thankful for Viki’s contribution to our Board during NXP’s journey in the last four years and wish him all the best,” said Sir Peter Bonfield.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.36 billion in 2012. Find out more at www.nxp.com.

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Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Joon Knapen

joon.knapen@nxp.com

+31 619 303 857